UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2 Foivis Street,
Glyfada 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of a press release of Dynagas LNG Partners LP (the "Partnership") dated October 27, 2014 announcing the results of the Partnership's Annual General Meeting of Limited Partners.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: October 27, 2014	By: /s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

Dynagas LNG Partners LP Announces Results of 2014 Annual General Meeting of Limited Partners

ATHENS, Greece – October 27, 2014 – Dynagas LNG Partners LP (the "Partnership") (NASDAQ: DLNG) conducted its Annual General Meeting of Limited Partners on October 23, 2014 in Athens, Greece. The following resolutions were approved:

1.	To re-elect Evangelos Vlahoulis to serve as a Class I Director for a one-year term until the 2015 Annual Meeting of Limited Partners;
2.	To re-elect Alexios Rodopoulos to serve as a Class II Director for a two-year term until the 2016 Annual Meeting of Limited Partners;
3.	To re-elect Levon Dedegian to serve as a Class III Director for a three-year term until the 2017 Annual Meeting of Limited Partners; and
4.	To re-appoint Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Partnership's independent auditors for the fiscal year ending December 31, 2014.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Partnership with the Securities and Exchange Commission.

Contact Information:

Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivis Street
Glyfada, 16674
Greece
Attention: Michael Gregos
Telephone: (011) 30 210 8917260
 Email: management@dynagaspartners.com